News Release

LA-Z-BOY'S SECOND QUARTER SALES AND EARNINGS STRENGTHENED; REACHED RECORD LEVELS

MONROE, MI., November 14, 1995: For its 1996 fiscal second quarter and half year ended October 28, 1995, La-Z-Boy Chair Company set records for sales and profits (excluding changes in accounting). Second quarter sales rose 12% as reported or 1% on a comparable basis (which includes a recently acquired company's sales as if they were in last year's results). Second quarter earnings per share were 15% more than last year's record second quarter.

Financial Details
1996 SECOND QUARTER sales were $258 million vs. $231 million, an increase of 12%. Comparable sales--that is, including England/Corsair's sales on a pro forma basis in last year's sales, rose 1%. England/Corsair was acquired at the beginning of fiscal 1996 and is a separate operating division. Second quarter net income rose 18% to $14.3 million vs. $12.1 million last year. Net income per share increased 15% to $0.77 vs. $0.67 last year.

1996 FIRST HALF reported sales were $454 million vs. $405 million, an increase of 12%. Comparable sales were similar to last year's first half sales. Net income was up 7% to $17.4 million vs. $16.3 million. Net income per share increased 4% to $0.94 from $0.90 in last year's first half.

Chairman Comments
La-Z-Boy Chairman and President Charles T. Knabusch said, "Second quarter profit strengthened significantly on a relatively minor increase in comparable sales. The retail environment will continue to be challenging for us looking through at least the end of our third quarter but we are seeing some good things affecting profit margins as a result of our employees cost control efforts, merchandising, and marketing."

With respect to marketing and other non-financial items, Mr. Knabusch said, "The third flight of national advertising for La-Z-Boy ran in connection with the kickoff of the new television season in September and October. Response to the commercials continues to be strong with well over 270,000 consumer phone calls being generated during calendar year 1995. Those 270,000 consumers not only received a La-Z-Boy decorating guide, but also received the name of our nearest authorized La-Z-Boy dealer.

"At this October's High Point, N.C. furniture market, La-Z-Boy received the ARROS award from Home Furnishings Executive magazine for the third consecutive year. This award is voted upon by home furnishings retailers across the country and La-Z-Boy swept the upholstery category being named best for overall product, for delivery and for dealer support.

"At the High Point market, Patrick H. Norton, senior vice president of sales and marketing, was inducted into the American Furniture Hall of Fame. Mr. Norton was the third La-Z-Boy executive to be so honored, following company founders Edward Knabusch and Edwin Shoemaker."

More
In general, sales backlogs, as of this press release date, were at a lower level than at a similar time a year ago. However, the rate of incoming sales orders in recent weeks has been about the same as the similar period of last year.

For more details please see La-Z-Boy's Form 10-Q filed with the SEC (available on EDGAR) which includes, among other things, a full income statement, balance sheet, cash flow statement and more management discussion.



NYSE & PSE:  LZB                         Contact:  Jim Korsnack (313) 241-4208

11/14/95       La-Z-Boy Chair Company Financial Information Release      1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                      SECOND QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                                             Percent of Sales
                               Oct. 28,  Oct. 29,  % Over    ----------------
                                 1995      1994    (Under)    1995     1994
                               --------  --------  -------   -------  -------
Sales                          $258,320  $230,586     12%     100.0%   100.0%
Cost of sales                   188,644   166,816     13%      73.0%    72.3%
                               --------  --------  -------   -------  -------
  Gross profit                   69,676    63,770      9%      27.0%    27.7%

S, G & A                         45,905    43,539      5%      17.8%    18.9%
                               --------  --------  -------   -------  -------
  Operating profit               23,771    20,231     17%       9.2%     8.8%

Interest expense                  1,437       752     91%       0.6%     0.3%
Interest income                     484       355     36%       0.2%     0.2%
Other income                        476       506     -6%       0.2%     0.1%
                               --------  --------  -------   -------  -------
  Pretax income                  23,294    20,340     15%       9.0%     8.8%

Income taxes                      9,038     8,262      9%      38.8%*   40.6%*
                               --------  --------  -------   -------  -------
  Net income                    $14,256   $12,078     18%       5.5%     5.2%
                               ========  ========  =======   =======  =======


 Average shares                  18,497    18,028      3%

 Earnings per share               $0.77     $0.67     15%

 Dividends per share              $0.19     $0.17     12%

                                       SIX MONTHS ENDED  (UNAUDITED)
                               ----------------------------------------------
                                                             Percent of Sales
                               Oct. 28,  Oct. 29,  % Over    ----------------
                                 1995      1994    (Under)    1995     1994
                               --------  --------  -------   -------  -------
Sales                          $454,077  $404,973     12%     100.0%   100.0%
Cost of sales                   340,022   300,470     13%      74.9%    74.2%
                               --------  --------  -------   -------  -------
  Gross profit                  114,055   104,503      9%      25.1%    25.8%

S, G & A                         83,842    76,571      9%      18.4%    18.9%
                               --------  --------  -------   -------  -------
  Operating profit               30,213    27,932      8%       6.7%     6.9%

Interest expense                  2,901     1,414    105%       0.6%     0.3%
Interest income                     940       628     50%       0.2%     0.2%
Other income                        851       779      9%       0.1%     0.1%
                               --------  --------  -------   -------  -------
  Pretax income                  29,103    27,925      4%       6.4%     6.9%

Income taxes                     11,672    11,577      1%      40.1%*   41.5%*
                               --------  --------  -------   -------  -------
  Net income                    $17,431   $16,348      7%       3.8%     4.0%
                               ========  ========  =======   =======  =======



 Average shares                  18,496    18,140      2%

 Earnings per share               $0.94     $0.90      4%

 Dividends per share              $0.36     $0.34      6%

  * As a percent of pretax income, not sales.

Acquisition amortization of $260 for the second quarter and $520 for the six months ended October 29, 1994 has been reclassified from other income to selling, general and administrative.

England/Corsair was included in the second quarter and six months ended October 28, 1995 results, but not in the second quarter and six months ended October 29, 1994 results.

11/14/95      La-Z-Boy Chair Company Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               Oct. 28,  Oct. 29,  ----------------   April 29,
                                 1995      1994    Dollars  Percent     1995
                               --------  --------  -------  -------   ---------
Current assets
  Cash & equivalents            $15,944   $12,299   $3,645      30%    $27,048
  Receivables                   206,615   193,004   13,611       7%    192,938
  Inventories
    Raw materials                37,938    35,561    2,377       7%     39,604
    Work-in-process              36,130    33,302    2,828       8%     35,036
    Finished goods               33,075    27,885    5,190      19%     29,051
                               --------  --------  -------  -------   --------
      FIFO inventories          107,143    96,748   10,395      11%    103,691
      Excess of FIFO over LIFO  (22,822)  (20,941)  (1,881)     -9%    (22,600)
                               --------  --------  -------  -------   --------
        Total inventories        84,321    75,807    8,514      11%     81,091

  Deferred income taxes          19,131    15,849    3,282      21%     18,242
  Other current assets            7,612     8,735   (1,123)    -13%      6,081
                               --------  --------  -------  -------   --------
    Total current assets        333,623   305,694   27,929       9%    325,400

Property, plant & equipment     117,790    96,663   21,127      22%    117,175

Goodwill                         41,094    20,307   20,787     102%     41,701

Other long-term assets           19,023    19,850     (827)     -4%     19,542
                               --------  --------  -------  -------   --------
      Total assets             $511,530  $442,514  $69,016      16%   $503,818
                               ========  ========  =======  =======   ========

                                  Unaudited            Increase
                               -----------------      (Decrease)       Audited
                               Oct. 28,  Oct. 29,  -----------------  April 29,
                                 1995      1994    Dollars   Percent    1995
                               -------   -------   -------   -------   --------
Current liabilities
  Current portion of l/t debt    $5,658    $1,875   $3,783     202%     $4,676
  Current portion - captl leases  2,198       -      2,198      N/M      2,078
  Accounts payable               34,774    27,170    7,604      28%     29,323
  Payroll/benefits               29,968    28,561    1,407       5%     31,845
  Estimated income taxes          8,524     3,940    4,584     116%      4,855
  Other current liabilities      21,032    18,605    2,427      13%     15,343
                               --------  --------  -------  -------   ---------
    Total current liabilities   102,154    80,151   22,003      27%     88,120

Long-term debt                   59,616    56,245    3,371       6%     71,149

Capital leases                    5,261       -      5,261      N/M      5,298

Deferred income taxes             6,610     6,763     (153)     -2%      6,610

Other long-term liabilities       8,767     8,286      481       6%      9,001

Shareholders' equity
  18,525,490 shares, $1.00 par   18,525    17,975      550       3%     18,562
  Capital in excess of par       27,705    10,412   17,293     166%     28,085
  Retained earnings             283,686   263,342   20,344       8%    277,738
  Currency translation             (794)     (660)    (134)    -20%       (745)
                               --------  --------  -------  -------   ---------
    Total shareholders' equity  329,122   291,069   38,053      13%    323,640
                               --------  --------  -------  -------   ---------
      Total liabilities and
      shareholders' equity     $511,530  $442,514  $69,016      16%   $503,818
                               ========  ========  =======  =======   =========

The Oct. 28, 1995 and the April 29, 1995 balance sheets include E/C's assets and liabilities. The Oct. 29, 1994 balance sheet does not include E/C and is not comparable to the other periods.

11/14/95   La-Z-Boy Chair Company Financial Information Release    Page 3 of 3

Overall:
Refer to today's press release for additional information.

Gross profit:
Second quarter gross profit was 27.0% of sales vs. 27.7% of sales last year. The decline of 0.7 points was primarily due to the inclusion of the historically lower than average gross profit of England/Corsair (E/C).
This impact is expected to continue throughout the fiscal year.

S, G & A:
Second quarter S, G & A was 17.8% of sales vs. 18.9% of sales last year. The decline of 1.1 points was primarily due to the inclusion of the historically lower than average S, G & A of E/C. This impact is expected to continue throughout the fiscal year. In addition, bonus and incentive expenses were lower.

Operating profit margin:
Second quarter operating profit was 9.2% of sales vs. 8.8% of sales last year. The 0.4 point increase was primarily due to profitability improvements in upholstery operating divisions.

The largest division, U.S. Residential, improved primarily due to productivity improvements, selling price increases and reduced health-care expenses. This improvement is expected to continue but is sensitive to changes in sales volume and other factors. The Contract Division also improved and is expected to continue improving into the third quarter. In addition, the Canadian Division improved in the second quarter vs. last year but third quarter results are expected to be below prior year's level.

Income taxes:
Second quarter income tax expense as a percent of pretax income was 38.8% vs. 40.6%. The 1.8 point decline was primarily due to the favorable results of the Canadian Division reversing some of the unfavorable tax impacts recorded in prior quarters. The third quarter is not expected to be favorably affected to this degree. In addition, the overall tax rate of the other divisions is lower than the prior year's rate.

Inventories:
At the end of the second quarter, total FIFO inventories were 11% higher than at the same time last year almost entirely due to recently acquired E/C whose inventories were not included in last year's figures. Overall, finished goods inventories increased 19% largely due to the inclusion of E/C.

Debt:
Long-term debt declined $6 million in the second quarter. This was debt of E/C and was retired early to reduce interest expense.

Share repurchase:
During the second quarter, the Board of Directors authorized the repurchase of an additional 1 million shares of company stock, bringing the total authorized but not yet repurchased level to 1.3 million shares.